August 10, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Erin Purnell, Babette Rosenbaum
Re:	DCB Financial Corp Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Your File No. 000-22387
Ladies and Gentlemen:
DCB Financial Corp. (“DCB” or the “Company”) is transmitting this letter via the EDGAR system in response to your comments on the above captioned report of DCB which were issued in your letter dated July 14, 2011. For your convenience, we have repeated your comments followed by our response.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 24
1.	We note your response to comment 9 of our letter dated May 13, 2011 that there are no separate rate or term structures for directors or other officers of the Bank. Please also confirm that there are no separate rate or term structures for other employees of the Bank.
DCB Management Response
The Bank does not offer special rates or term structures to board members, officers or other employees of the Bank that are not available to customers.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

Form 10-Q for the Quarter Ended March 31, 2011
Financial Statements
Note 3 — Loans, Page 16
2.	We note your response to comment 6 of our letter dated May 13, 2011. However, we did not note a response to our third bullet point. Please tell us if you have any charge-offs, recoveries, or specific reserves on your real estate construction and land development loans during the periods ended December 31, 2010 and March 31, 2011. If so please quantify these amounts and clarify this in future periods.

3.	We note your response to comments 5, 7 and 8 of our letter dated May 13, 2011. Please confirm to us that you will revise future filings to disclose the information provided in the response to these comments.
DCB Management Response
For 2010, DCB had $210 thousand of charge-offs related to construction and land development, with no recoveries. For the first quarter 2011, there were $24 thousand of charge-offs with no recoveries. As noted in our previous response dated June 9, 2011, due to the immaterial size of this portfolio, construction and land development loans will be included in the commercial real estate portfolios in future disclosures to create a more consistent analysis for readers of DCB Financial Corp’s financial statements. Material changes in this, or any portfolio, will continue to be disclosed as part of the verbiage accompanying the financial statements.
Per number three (3) above, Management will use our responses as provided to your letter dated May 13, 2011 as a basis for disclosure in future filings.
MD&A, page 33
4.	As previously requested, revise future filings to more fully discuss the FDIC and ODFI agreements. In this regard, disclose the amount needed to reach the 9% capital level as well as any other restriction imposed by the agreements and any action taken by management that individually or collectively have resulted in a material change to the results of operations or the financial condition of the company. If none have occurred, please so state.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

DCB Management Response
Future filings will include language that more fully discloses the terms of the FDIC and ODFI agreements including listing amounts needed to reach the 9% level required by the agreements with our regulators. Management will also include disclosure related to other terms of the agreements that create a material change or impact to the company’s operations or financial condition.
Other Materials
In addition to responding to the foregoing comments, we have provided below the statement requested by the staff.
In connection with the submission of its response to the comments issued in the staff’s letter of July 14, 2011, DCB hereby acknowledges that:
•	DCB is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DCB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt attention to this filing. Should you require any further information from DCB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (740) 657-7510.
Very truly yours,
DCB Financial Corp

/s/ John A. Ustaszewski
John A. Ustaszewski
Senior Vice-President and Chief Financial Officer
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000